SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                        (Amendment No. 4)*


                   Odyssey Pictures Corporation
__________________________________________________________________________
                         (Name of Issuer)


                           Common Stock
__________________________________________________________________________
                  (Title of Class of Securities)


                           676121 10 6
__________________________________________________________________________
                          (CUSIP Number)

                      Howard J. Kerker, P.C.
                  600 Madison Avenue, 25th Floor
                     New York, New York 10022
                           212-758-0700

__________________________________________________________________________
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)


                         October 28, 1995
__________________________________________________________________________
     (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box                 [ ]

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D

CUSIP NO. 676121 10 6


1) Name of Reporting Persons/S.S. or I.R.S. Identification
   Nos. of Above Persons.

     Lawrence I. Schneider

__________________________________________________________________________
2) Check the Appropriate Row if a Member of a Group:
     a)  [ ]
     b)  [ ]


__________________________________________________________________________
3) SEC Use Only

__________________________________________________________________________
4) Source of Funds
     OO

__________________________________________________________________________
5) Check Box if Disclosure of Legal Proceedings is Required
   Pursuant to Item 2(d) or 2(e)               [ ]


__________________________________________________________________________
6) Citizenship or Place of Organization

     United States Citizen

__________________________________________________________________________
Number of                7) Sole Voting Power
Shares                      563,434
Beneficially             _________________________________________________
Owned by                 8) Shared Voting Power
Each                        -0-
Reporting Person         _________________________________________________
With                     9) Sole Dispositive Power
                            563,434
                         _________________________________________________
                         10) Shared Dispositive Power
                            -0-
__________________________________________________________________________
11) Aggregate Amount Beneficially Owned by Reporting Person
     563,434
__________________________________________________________________________
12) Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares                                  [ ]
__________________________________________________________________________
13) Percent of Class Represented by Amount in Row (11)
     11.8%
__________________________________________________________________________
14) Type of Reporting Person
     IN
__________________________________________________________________________

Item 1.   Security and Issuer.

     Common Stock, par value $.01 per share, of Odyssey Pictures
Corporation, 1875 Century Park East, Suite 2130, Los Angeles, California
90067.

Item 2.   Identity and Background.

     (a)  Lawrence I. Schneider

     (b)  450 Park Avenue, New York, New York 10022

     (c)  Investment banking, Global Capital Resources,
Inc., 450 Park Avenue, New York, New York 10022

     (d)  Not applicable

     (e)  Not applicable

     (f)  Unites States citizen


Item 3.   Source and Amount of Funds or Other Consideration.


     No funds were used by the reporting person. The acquisition of beneficial ownership in the shares reflected in this report were either as a result of (i) stock options issued by the Board of Directors of the company in consideration of either services rendered to the company or for loans made to the company, or (ii) the conversion of deferred compensation notes into common stock of the company.


Item 4.   Purpose of Transaction.

     See response to Item 3 above.


Item 5.   Interest in Securities of the Issuer.

     (a) 563,434 shares beneficially owned (including presently exercisable options to purchase 433,333 shares of common stock), representing 11.8% of class.

     (b) Reporting person has the sole power to vote and dispose of the shares referred to in (a); no other person shares voting or dispositive power with respect to such shares.

     (c) The most recently filed 13D by the reporting person reflected beneficial ownership of 203,500 shares of common stock; however, this amount was reported in error --the actual number of shares beneficially owned by the reporting person at that time was 166,500 shares (or 27,750 shares after giving effect to the company's reverse one-for-six stock split in March, 1996). Since that time, the reporting person (and his affiliates) have been granted a total of 433,333 options to purchase common stock of the company for the reasons stated in Item 3 above, and the reporting person has converted deferred compensation notes into 128,667 additional shares of common stock (of which 26,316 shares have been transferred to a third party).

     (d)  Not applicable

     (e)  Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Not Applicable


Item 7.   Material to be Filed as Exhibits.

          Not Applicable.

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.



                                           July 28, 1997
                                 ____________________________________
                                               (Date)

                                      /s/ Lawrence I. Schneider
                                 ____________________________________
                                             (Signature)


                                         Lawrence I. Schneider
                                 ____________________________________
                                           (Name and Title)